Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 4
DATED DECEMBER 22, 2006
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, as previously supplemented by Supplement No. 1 dated November 1, 2006, Supplement No. 2 dated November 15, 2006, and Supplement No. 3 dated November 30, 2006.  Unless otherwise defined in this Supplement No. 4, capitalized terms used in this Supplement No. 4 have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced the third public offering of shares of our common stock on October 20, 2006. We have accepted investors’ subscriptions to this offering through December 15, 2006 and issued approximately 14.4 million shares of our common stock resulting in aggregate gross proceeds of approximately $142.9 million.

Description of Real Estate Investments

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Investments,” which begins on page 129 of the prospectus, and all similar discussions appearing throughout the prospectus.

Minnesota Center

In July 2006, Behringer Harvard OP began a tender offer for the tenant-in-common interests of Minnesota Center held by non-Behringer Harvard affiliates; this tender offer closed on September 19, 2006.  As of December 20, 2006, Behringer Harvard OP had purchased the interests of eighteen of the twenty-one holders of these tenant-in-common interests in Minnesota Center for a total purchase price of approximately $36.1 million.  In addition, one other holder of tenant-in-common interests has tendered its interests in Minnesota Center to Behringer Harvard OP but has requested a delayed closing.  As a result of the tender offer, we expect that Behringer Harvard OP will own approximately 93.1% of the undivided tenant-in-common interests in Minnesota Center by the end of 2006.

250 West Pratt Street Property

In October 2006, Behringer Harvard OP began a tender offer for the tenant-in-common interests of the 250 West Pratt Street Property held by non-Behringer Harvard affiliates; this tender offer closed on December 15, 2006.  As of December 20, 2006, Behringer Harvard OP had purchased the interests of sixteen of the eighteen holders of these tenant-in-common interests in the 250 West Pratt Street Property for a total purchase price of approximately $30.45 million.  Out of the remaining two non-Behringer Harvard affiliated holders of these tenant-in-common interests in the 250 West Pratt Street Property, one has tendered its interest to Behringer Harvard OP, but has requested a delayed closing.  As of December 20, 2006, Behringer Harvard OP owns approximately 98.17% of the undivided tenant-in-common interests in the 250 West Pratt Street Property.  In addition, on November 29, 2006, Behringer Harvard OP exercised its rights under the tenant-in-common agreement to purchase the tenant-in-common interest of the other non-Behringer Harvard affiliated holder of tenant-in-common interests in the 250 W. Pratt property.  As a result of the tender offer and Behringer Harvard’s exercise on November 29, 2006, we expect that Behringer Harvard OP will own approximately 100% of the undivided tenant-in-common interests in 250 W. Pratt by the end of 2006.

Resurgens Plaza

On November 30, 2006, we acquired a leasehold interest in Resurgens Plaza, a 27-story office building containing approximately 400,000 rentable square feet located in Atlanta, Georgia, on approximately 1.7 acres of land, through Behringer Harvard 945 East Paces Ferry Road, LLC, a wholly-owned subsidiary of Behringer Harvard OP.  The total contract purchase price for Resurgens Plaza, exclusive of closing costs and initial escrows, was approximately $107.8 million.  The purchase price for the transaction was determined through negotiations between North Atlanta Realty Acquisitions Company, Inc., an unaffiliated third party, and Behringer Advisors LP, our advisor, and its affiliates.  BH 945 East Paces Ferry Road borrowed $82 million under a loan agreement with

KeyBank National Association to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

Resurgens Plaza, which was originally constructed in 1988, was, as of November 30, 2006, approximately 90% leased and includes the following major tenants:  RSUI Indemnity Company, Fisher & Phillips LLP and Epstein Becker & Green, P.C.

RSUI Indemnity Company, an underwriter of wholesale specialty insurance, currently leases approximately 114,000 square feet of Resurgens Plaza for a current annual rent of approximately $3.1 million under a lease that expires in June 2020 with two five-year renewal options available.  RSUI Indemnity Company intends to expand their overall square footage to approximately 133,000 in 2007, with no increase in the annual rent for the first twelve months.

Fisher & Phillips LLP, a law firm that concentrates its practice on representation of employers in labor in employment matters, leases approximately 71,000 square feet of Resurgens Plaza for annual rent of approximately $2.1 million under a lease that expires in December 2010 with a seven-year renewal option available.

Epstein, Becker & Green, P.C., a general practice law firm, leases approximately 59,000 square feet of Resurgens Plaza for annual rent of approximately $1.5 million under a lease that expires in October 2014 with a five-year renewal option available.

The interest rate under the loan is fixed at 5.475% per annum until December 31, 2009, 5.565% per annum from January 1, 2010 through December 31, 2012, and 5.665% per annum from January 1, 2013 and thereafter until payment in full of the loan.  Initial monthly payments of interest only are required through December 2011, with monthly principal and interest payments of approximately $469,000 required beginning January 2012 through December 2012 and a constant monthly payment of principal and interest (calculated based on the then outstanding principal balance) beginning January 2013 and continuing to the maturity date, December 1, 2016.  Prepayment in whole (but not in part) is permitted on or after the third monthly payment date prior to the maturity date, provided that at least thirty days prior written notice is given.  In addition, we have guaranteed payment of the debt under the loan agreement in the event that, among other things, (i) BH 945 East Paces Ferry Road files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against the initial borrower under the loan agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of BH 945 East Paces Ferry Road or any of its affiliates.

We believe that Resurgens Plaza is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained, adequately insured and has been professionally managed.  We do not intend to make significant repairs or improvements to Resurgens Plaza over the next few years.  There are at least six comparable properties located in the same submarket that might compete with Resurgens Plaza.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $1.0 million.  The real estate taxes paid were calculated by multiplying Resurgens Plaza’s assessed value by a tax rate of 4.6%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	88%	$27.32
2004	96%	$26.28
2003	91%	$26.75
2002	90%	$27.12
2001	92%	$24.07

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for Resurgens Plaza.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31*	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	1	9,925	$ 56,844	2.48%
2008	2	8,961	184,553	2.24%
2009	1	3,460	109,934.86%
2010	3	82,116	2,710,671	20.52%
2011	4	41,000	1,326,071	10.25%
2012	2	5,901	182,094	1.47%
2013	1	23,784	935,187	5.94%
2014	1	59,327	2,086,577	14.83%
2015	0	—	—	—
2016	1	5,373	$ 190,258	1.34%

*                    No leases are expiring between November 30, 2006 and December 31, 2006.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Resurgens Plaza.  Among other things, HPT Management has the authority to negotiate and enter into leases of Resurgens Plaza on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Trammell Crow Company.

5 & 15 Wayside

On December 8, 2006, we acquired 5 & 15 Wayside, two interconnected office buildings located in Burlington, Massachusetts, through Behringer Harvard Wayside, LLC, a wholly-owned subsidiary of Behringer Harvard OP.  5 & 15 Wayside consists of one four-story building and one five-story building containing approximately 270,000 combined rentable square feet located on approximately 12 acres of land.  The total contract purchase price of 5 & 15 Wayside, exclusive of closing costs, was approximately $82.3 million.  The purchase price for the transaction was determined through negotiations between the 5 & 15 Wayside sellers, Wayside Realty Trust II and Wayside Land Realty Trust, each an unaffiliated third party, and our advisor and its affiliates.  We paid the contract purchase price from proceeds of our offering of common stock to the public.

5 Wayside was originally constructed in 1999 and 15 Wayside was originally constructed in 2001.  The square footage of each building is approximately 135,000 square feet.  The buildings were, as of December 11, 2006, 100% leased to Nokia Networks, Inc. at 5 Wayside and Nokia, Inc. at 15 Wayside.  The division of Nokia that operates from 5 Wayside distributes cell phones to users such as Sprint and AT&T.  Nokia has subleased 15

Wayside to two tenants, Cognos and Intergen.  Cognos sells business planning and performance software.  Intergen is a power generation company.

The lease for 5 Wayside has an annual rent of approximately $4.0 million, expires October 31, 2009, has three consecutive five year terms and automatically extends without documentation unless Nokia notifies us at least twelve to eighteen months prior to expiration of the lease.  The lease for 15 Wayside has an annual rent of approximately $4.0 million, expires September 30, 2011, and has renewal options identical to those at 5 Wayside.

The sub-lease for Intergen at 15 Wayside expires September 30, 2011.  Intergen has a right of first refusal from Nokia on certain additional space in the building, and a right of first offer to any space being subleased in the building.  Intergen sub-leases approximately 61,920 square feet.

The sub-lease for Cognos expires September 30, 2011.  Cognos also has a right of first offer to sub-lease 5 Wayside, and a right of first offer for an extension to the sub-lease.  If Nokia exercises its option to extend its lease beyond September 30, 2011, and if during the term Nokia determines that it would be willing to sublease the subleased premises for a term commencing immediately after September 30, 2011 to an unaffiliated third party, Nokia must first present to Cognos a written offer to extend the term of the sub-lease on terms and conditions acceptable to Cognos and Nokia.  Cognos leases approximately 73,080 rentable square feet.

We believe that 5 & 15 Wayside are suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to either building over the next few years.  There are at least five comparable properties located in the surrounding submarkets that might compete with 5 & 15 Wayside.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $474,000.  The real estate taxes paid were calculated by multiplying 5 & 15 Wayside’s assessed value by a tax rate of $27.40 per $1,000 in assessed value.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for 5 & 15 Wayside during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	100%	$29.69
2004	100%	$29.49
2003	100%	$29.44
2002	100%	$29.44
2001	100%	$18.22

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2007 through 2016 for 5 & 15 Wayside.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31*	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	0	—	—	—
2008	0	—	—	—
2009	1	135,000	$ 3,976,300	50%
2010	0	—	—	—
2011	1	135,000	$ 4,109,950	50%
2012	0	—	—	—
2013	0	—	—	—
2014	0	—	—	—
2015	0	—	—	—
2016	0	—	—	—

*                    No leases are expiring between December 8, 2006 and December 31, 2006.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of 5 & 15 Wayside.  Among other things, HPT Management has the authority to negotiate and enter into leases of each building on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Trammell Crow Company.

Eldridge Place

On December 13, 2006, we acquired Eldridge Place, located in Houston, Texas, through Behringer Harvard Eldridge Place LP, a wholly-owned subsidiary of Behringer Harvard OP.  Eldridge Place consists of a 12-story and a 14-story office building containing approximately 519,000 combined rentable square feet, with an attached five-story parking garage, located on approximately 6.4 acres of land.  The total contract purchase price of Eldridge Place, exclusive of closing costs, was approximately $101 million.  The purchase price for the transaction was determined through negotiations between the Eldridge Place seller, TR Eldridge Place Corp., an unaffiliated third party, and our advisor and its affiliates.  Behringer Harvard Eldridge Place, LP borrowed $75 million under a loan agreement with Wachovia Bank, National Association (the “Eldridge Place Loan Agreement”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

The 12-story building and the 14-story building were originally constructed in 1984 and 1986, respectively.  As of December 13, 2006, Eldrige Place was approximately 92% leased.  The major tenant is J. Ray McDermott Inc., a worldwide marine construction company and a subsidiary of McDermott International, an international energy services company.  Together, J. Ray McDermott Inc. and McDermott International Inc. lease approximately 210,000 square feet of Eldridge Place for an annual combined rent of approximately $5 million under leases that expire in April 2011 and July 2011.  The lease with J. Ray McDermott Inc. has options to extend the lease for up to 20 years.  The lease with McDermott International Inc. has one five year renewal option available.

The interest rate for the loan is fixed at 5.41% per annum.  Initial monthly payments of interest only are required from February 2007 through January 2012, with monthly principal and interest payments of approximately $422,000 beginning February 2012 and continuing to the maturity date, January 11, 2017.  Prepayment, in whole but not in part, is permitted on or after the third monthly payment date prior to the maturity date, provided that at least 30 days prior written notice is given.  In addition, we have guaranteed payment of the debt under the Eldridge Place Loan Agreement in the event that, among other things, (1) Behringer Harvard Eldridge Place files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (2) an involuntary case is commenced against the initial borrower under the Eldridge Place Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard

Eldridge Place or any of its affiliates.  Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts or circumstances.

We believe that Eldridge Place is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Eldridge Place over the next few years.  There are at least four comparable properties located in the same submarket that might compete with Eldridge Place.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $1.96 million.  The real estate taxes paid were calculated by multiplying Eldridge Place’s assessed value by a tax rate of 6.56%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	75.82%	$22.53
2004	94.39%	$23.14
2003	93.40%	$20.82
2002	87.00%	*
2001	82.65%	*

*                    Information not available from Eldridge Place seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Eldridge Place.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31*	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2007	0	—	—	—
2008	3	25,484	$ 375,823	6.37%
2009	4	26,452	634,726	6.61%
2010	4	55,180	1,266,336	13.79%
2011	7	266,951	6,385,378	66.71%
2012	4	67,746	1,628,748	16.93%
2013	0	—	—	—
2014	1	20,485	512,124	5.12%
2015	1	16,594	$ 431,444	4.15%
2016	0	—	—	—

*                    No leases are expiring between December 13, 2006 and December 31, 2006.

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Eldridge Place.  Among other things, HPT Management has the authority to negotiate and enter into leases of Eldridge Place on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Trammell Crow Company.